

February 17, 2012

<u>Via E-mail</u>
Mr. Ronald M. Lombardi
Chief Financial Officer
Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New York 10533

> **Re:** **Prestige Brands Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2011**
> **Filed May 13, 2011**
> **Form 10-Q for the Quarterly Period Ended December 31, 2011**
> **Filed February 9, 2012**
> **File No. 001-32433**

Dear Mr. Lombardi:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Form 10-K for Fiscal Year Ended March 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies and Estimates</u>
<u>Valuation of Intangible Assets and Goodwill, page 33</u>

1. You indicate the brands that comprise the majority of intangible assets, primarily trademarks with indefinite lives, at March 31, 2011. Intangible assets represent 82% of pro forma total assets and 281% of pro forma stockholders' equity reported in your Form 8-K filed on January 18, 2012. Considering the

significance of intangible assets and acquisitions that have occurred during fiscal 2012, we believe you should disaggregate total intangible assets in the same manner in which you disclose revenue by product, as required by ASC 280-10-50-40. Provide us proposed disclosure to be included in future periodic reports.

Notes to Consolidated Financial Statements
Note 18. Business Segments, page 77

2. Provide us proposed disclosure to be included in future periodic reports of revenues for each product or each group of similar products as required by ASC 280-10-50-40. In your February 9, 2012 earnings presentation, you disaggregated revenue into analgesics, cough/cold, GI, eye & ear, dermatological, oral care and sleep aids.

Form 10-Q for the Quarterly Period Ended December 31, 2011

Notes to Consolidated Financial Statements
Note 20. Gain on Settlement, page 24

3. Specify the nature of the litigation matter in proposed disclosure to be included in future periodic reports. Tell us when the costs netted against the payment received were incurred and why the costs were not required to be charged to expense when incurred if incurred prior to the quarter ended June 30, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 37

4. You disclose for the nine months ended December 31, 2011 for the OTC Healthcare Segment that "Revenue increases for *Little Remedies*, *Clear Eyes* and *The Doctor's* were partially offset by revenue decreases in our other OTC Healthcare brands." Provide us proposed disclosure to be included in future periodic reports that quantifies the amount of the revenue increase and decrease for each product or group of similar products and period presented.

Gross Profit, page 38

5. You disclose for the nine months ended December 31, 2011 that gross profit for your legacy OTC Healthcare brands increased by $4.3 million. Provide us proposed disclosure to be included in future periodic reports that describes and quantifies each factor attributable to this increase.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant